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October 21, 2009

                                                            Securian Letterhead

Ms. Ellen J. Sazzman
Senior Counsel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

Re:  Variable Annuity Account
     Minnesota Life Insurance Company
     Registration Statement on Form N-4
     File Nos. 333-91784 (811-4294) MOA Advisor;

Dear Ms. Sazzman:

This Amendment No. 150 to the Registration Statement of Variable Annuity Account ("Registrant") on Form N-4 (File No. 811-04294) is being filed under the Investment Company Act of 1940 to correspond with Post-Effective Amendment No. 21 filed with the Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933 on October 9, 2009 (File No. 333-91784; Accession No. 0001193125-09-205971). Registrant's Amendment No. 150 under the 1940 Act is identical to Post-Effective Amendment No. 21 under the 1933 Act.

This corrective filing is made per instructions received from the Securities and Exchange Commission's EDGAR filer support personnel in the Division of Investment Management.

Please contact me directly at (651) 665-4145 with questions or comments regarding these filings.

Sincerely,

/s/ Michael T. Steinert

Michael T. Steinert
Attorney

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